Madison Gas and Electric Company

Interim Report

Investing for Growth

December 15, 2001

MANAGEMENT’S COMMENTS

Dec. 15, 2001

To Our Shareholders:

Holding company pursued for reliability

     MGE is proposing a new corporate structure to meet the needs of its customers and shareholders.

     The company filed a registration statement in November with the Securities and Exchange Commission (SEC) to create a holding company named MGE Energy, Inc.

     MGE plans to build and own new power plants to meet the growing electric demand of our customers. Dane County is expected to remain one of the fastest-growing counties in the state—gaining 70,000 people by 2020. MGE forecasts demand to increase 18% in the next five years alone.

     The holding company structure provides more financing flexibility to raise capital for building this new generation. Shareholders will earn returns on these new plants. The formation of a holding company is expected to have no material impact on the creditworthiness or financial performance of the utility.

     We will continue our focus on the utility business in our local communities. We are a community energy company and will remain one. The holding company will only increase our ability to serve customers and shareholders well.

     MGE will ask shareholders to approve the plan at the Annual Meeting in May 2002. Regulatory approvals are expected to be received by next summer.

Holding company information

     A registration statement has been filed with the SEC containing a preliminary joint proxy statement and prospectus of MGE and MGE Energy and other relevant documents concerning the holding company proposal. The common stock of the holding company may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective.

     This article shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

     Investors can obtain the documents filed with the SEC free of charge at the SEC’s Web site: www.sec.gov under the name of MGE Energy or by contacting MGE’s Shareholder Services staff. Call: (608) 252-4744 or 1-800-356-6423. E-mail: shareservices@mge.com. Web: www.mge.com.

     Shareholders will receive a copy of the definitive joint proxy statement and prospectus in spring 2002. At that time, the definitive proxy statement, prospectus and other documents filed with the SEC will be available free of charge from the SEC and MGE.

     The holding company documents contain important information. Investors are urged to read the materials before making any voting or investment decision.

MGE pays quarterly dividend

     The quarterly dividend of 33.33 cents per share is being paid Dec. 15, 2001, to shareholders of record on Dec. 1, 2001.

     Shareholders in MGE’s dividend reinvestment and direct stock purchase plan are receiving a statement summarizing their participation. A dividend check or deposit statement is enclosed for other shareholders.

     Dividends paid on your MGE stock in 2001 should normally be included in your gross income for tax purposes. See your tax advisor.

     If you received MGE dividends and/or sold stock during 2001, we will mail required tax information to you by Jan. 31, 2002.

MGE Dividends
2001

Record Date	Payment Date		Per Share

Mar. 1	Mar. 15		33.08 ¢
June 1	June 15		33.08 ¢
Sept. 1	Sept. 15		33.33 ¢
Dec. 1	Dec. 15		33.33 ¢

		Total	$1.328

MGE delivers on investor expectation

     Dividends for 2001 amounted to $1.328 per share (above). MGE has increased dividends each year since 1980. The company has paid annual dividends for the last 92 years.

     MGE remains committed to providing the strong financial performance sought by our shareholders.

     A column in the November 2001 issue of Better Investing magazine reinforces the value of long-term reinvestment in dividend-paying firms: “Buying and hanging on to the stock of solid, well-known companies that pay significant dividends can be enormously rewarding.”

MGE sells Kewaunee ownership

     After 27 years of ownership, MGE in September 2001 sold its 17.8% share of the Kewaunee Nuclear Power Plant to Wisconsin Public Service Corp.

     Kewaunee is an aging facility with increased maintenance costs. The sale preceded a shutdown for refueling and steam generator replacement.

     MGE took the action to:

•	Save our customers money.

•	Strengthen the company’s financial position.

•	Eliminate the risk of nuclear plant ownership.

     MGE is replacing the 90 megawatts of power it received from Kewaunee with long-term contracts for purchased power.

Nine-month earnings reported

     MGE’s earnings for the first nine months of 2001 totaled $1.25 cents per share compared to $1.28 per share for the same period last year.

     Third quarter earnings amounted to $0.36 per share compared to $0.51 per share in 2000.

MGE forms solar partnership with schools

     The MGE Foundation donated rooftop solar photovoltaic (PV) units for 10 Madison-area high schools (below). MGE is also underwriting costs for teacher materials and training. The solar schools project gives students the opportunity to study alternative energy sources.

     The energy partnership continues MGE’s longstanding commitment to our community’s schools and environment.

     PV technology produces electricity from sunlight with no emissions. The power generated by each unit will be used at the school. Installations also include complete weather stations. Data from each system will be displayed on MGE’s Web site at www.mge.com.

New officer elected

     The MGE Board of Directors elected a new officer effective Nov. 15, 2001.

     Kristine Euclide joined MGE as Vice President and General Counsel. She was a senior partner with the Madison office of the Stafford Rosenbaum law firm.

UW Research Park nears capacity

     The University Research Park expects to be fully developed in 2003—five years ahead of schedule. The park opened in 1983.

     Nearly 90 biotech, high-tech and other tenants provide 2,800 jobs at the westside Madison park. Developed property is valued at nearly $90 million. Five businesses expanded this year. Three more expansions are under way (above).

     The MGE Innovation Center opened in the park in 1989 and expanded twice. The incubator currently houses 22 start-up businesses.

     This economic expansion benefits the community and MGE shareholders.

David C. Mebane
Chairman

Gary J. Wolter
President and CEO

BALANCE SHEETS

(Unaudited)	Sept. 30,

(Thousands of Dollars)	2001	2000

ASSETS
Utility Plant	$697,690	$805,668
Accum. provision for deprec.	(332,624)	(507,166)
Construction work in progress	27,883	27,238
Nuclear decommissioning fund	525	104,419
Nuclear fuel, net	—	7,468

Total Utility Plant	393,474	437,627

Other Property & Investment	3,703	3,723
Investment in ATC	25,853	—

Total Other Prop. & Invest.	29,556	3,723

Current Assets:
Cash and cash equivalents	5,282	1,487
Accounts receivable, net	25,955	27,230
Other current assets	45,098	44,626

Total Current Assets	76,335	73,343

Deferred Charges	27,374	24,452

Total Assets	$526,739	$539,145

CAPITALIZATION & LIABILITIES
Capitalization:
Common shareholders’ equity	$212,044	$197,302
Long-term debt	163,465	183,628

Total Capitalization	375,509	380,930

Current Liabilities:
Current long-term maturities	20,200	11,200
Short-term debt	—	15,000
Accounts payable	13,069	15,548
Other current liabilities	11,038	15,243

Total Current Liabilities	44,307	56,991

Other Credits:
Deferred income taxes	51,995	43,066
Investment tax credit — deferred	6,348	8,654
Other deferred liabilities	48,580	49,504

Total Other Credits	106,923	101,224

Total Cap. & Liabilities	$526,739	$539,145

INCOME STATEMENTS

(Unaudited)	Three Months Ended		Nine Months Ended
	Sept. 30,		Sept. 30,
(Thousands of Dollars, Except Per-Share Amounts)
	2001	2000	2001	2000

Operating Revenues
Electric	$56,432	$59,563	$156,556	$154,629
Gas	9,499	12,398	101,667	66,031

Total Operating Revenues	65,931	71,961	258,223	220,660

Operating Expenses
Fuel used for electric generation and purchased power	16,584	16,650	43,749	43,946
Natural gas purchased	3,108	6,227	69,309	37,358
Other operations and maintenance	22,906	20,345	70,891	64,844
Depreciation and amortization	10,940	8,969	28,491	26,017
Income tax provision	3,086	5,295	11,136	11,308
Other general taxes	2,706	2,478	8,217	7,670

Total Operating Expenses	59,330	59,964	231,793	191,143

Net Operating Income	6,601	11,997	26,430	29,517
Other income, net	2,637	189	4,976	1,531

Income Before Interest Expense and Cumulative Effect	9,238	12,186	31,406	31,048
Interest expense	3,241	3,740	10,389	10,112
Net Income Before Cumulative Effect of a Change in Accounting Principle	5,997	8,446	21,017	20,936
Cumulative effect of a change in accounting principle, net of tax benefit of $78	—	—	(117)	—

Net Income	$5,997	$8,446	$20,900	$20,936

Earnings Per Share of Common Stock (basic and diluted):
Income before cumulative effect of a change in accounting principle	$0.36	$0.51	$1.26	$1.28
Cumulative effect of a change in accounting principle	—	—	(0.01)	—

Net Income	$0.36	$0.51	$1.25	$1.28

Average Shares of Common Stock Outstanding (basic and diluted)	16,864	16,444	16,761	16,326

STATISTICS

	Nine Months Ended
ELECTRIC	Sept. 30,

			Percentage
	2001	2000	Change

Megawatt-Hour Sales:
Residential	599,047	586,065	2.2%
Commercial	1,174,134	1,186,762	-1.1%
Industrial	238,397	242,885	-1.8%
Other	234,738	231,354	1.5%

Total Retail Sales	2,246,316	2,247,066	0.0%

	Nine Months Ended
GAS	Sept. 30,

Deliveries:			Percentage
(thousands of therms)	2001	2000	Change

Residential	58,658	55,205	6.3%
Commercial	47,976	44,029	9.0%
Industrial	2,024	3,043	-33.5%
Transport	33,003	32,030	3.0%

Total Gas Deliveries	141,661	134,307	5.5%

Toll-Free Shareholder Numbers
Madison Calling Area
252-4744
Continental U.S.
1-800-356-6423

E-mail
shareservices@mge.com

Web Site
mge.com

Madison Gas and Electric Co.
P.O. Box 1231
Madison, WI 53701-1231

Printed on recycled paper.